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SEC 19008169

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Securities and Exchange Commission
Trading and Markets
MAR 04 2019
RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rayburn E. Tennent, Jr. 205-268-5559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Ste.851	Birmingham	AL	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rayburn E. Tennent, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Distributors, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI W. NELSON NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index
December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Investment Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Distributors, Inc. (the "Company") as of December 31, 2018, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II -

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 28, 2019

We have served as the Company's auditor since 1996.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2018

Assets	
Cash and cash equivalents	$ 7,184,110
Commissions receivable	3,195,495
State income tax receivable	156,967
Receivable from agents	191,246
Total assets	$ 10,727,818
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 3,195,495
Due to affiliates	249,677
Federal income tax payable	342,950
Total liabilities	3,788,122
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,249,000
Retained earnings	5,689,696
Total stockholder's equity	6,939,696
Total liabilities and stockholder's equity	$ 10,727,818

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Comprehensive Income
December 31, 2018

Revenues	
Commissions	$ 82,504,007
Interest income	15,867
Total revenues	82,519,874
Expenses	
Commissions	77,759,455
Other expenses	343,239
Total expenses	78,102,694
Income before provision for income tax expense	4,417,180
Provision for income tax expense	1,152,053
Net income	$ 3,265,127
Other comprehensive income	-
Total comprehensive income	$ 3,265,127

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
December 31, 2018

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2018	1,000	$ 1,000	$1,249,000	$5,024,569	$ 6,274,569
Net income				3,265,127	3,265,127
Dividends paid				(2,600,000)	(2,600,000)
Balance at December 31, 2018	1,000	$ 1,000	$1,249,000	$5,689,696	$ 6,939,696

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 3,265,127
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	506,768
State income tax receivable	(6,005)
Other receivables	724,178
Commissions payable	(506,768)
Due to affiliates	(1,553,820)
Federal income tax payable	285,301
Net cash provided by operating activities	2,714,781
Cash flows from financing activities	
Cash dividends paid	(2,600,000)
Net cash used by financing activities	(2,600,000)
Net increase in cash and cash equivalents	114,781
Cash and cash equivalents	
Beginning of year	7,069,329
End of year	$ 7,184,110
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 872,756

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC") and MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, and ZALICO, modified guaranteed annuities issued by PLICO and PLAIC and variable universal life products issued by PLICO, MONY, and ZALICO.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2018, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Revenue Recognition

Revenues are recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Refer to Note 4 for further discussion of the Company's policies with respect to the amount and timing of revenue recognition, significant judgments involved in the measurement and recognition of revenues, and revenues disaggregated by category.

Interest Income

Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

Commissions Receivable and Receivable from Agents

Commissions receivable and receivable from agents are comprised primarily of accrued commissions receivable and advances to the Company's representatives.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income taxes payable are recorded in the federal income tax payable account and are settled periodically, per the tax sharing agreement.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Accounting Pronouncements Recently Adopted

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update also requires new qualitative and quantitative disclosures, including disaggregation of revenues, along with and descriptions of associated performance obligations. The Update was effective for annual and interim periods beginning after December 15, 2017. The Company applied the updated guidance in ASU 2014-09 on January 1, 2018 using the modified retrospective approach to all contracts that were not completed at the date of initial application. The adoption did not impact the Company's financial position or results of operations at the date of initial application, and the Company made no material changes to its accounting policies and processes as a result of the adoption.

Refer to Note 4 for further discussion of the Company's policies with respect to the amount and timing of revenue recognition, significant judgments involved in the measurement and recognition of revenues, and revenues disaggregated by category.

4. Accounting Pronouncements Not Yet Adopted

ASU No. 2016-13 - Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments. The amendments in this Update introduce a new current expected credit loss ("CECL") model for certain financial assets, including trade and other receivables. For assets within the scope of the new model, an entity will recognize as an allowance against earnings its

estimate of the contractual cash flows not expected to be collected on day one of the asset's acquisition. The allowance may be reversed through earnings if the asset recovers in value. This differs from the current impairment model, which requires recognition of credit losses when they have been incurred. The amendments in this Update are effective for annual and interim periods beginning after December 15, 2019 on a modified retrospective basis. The Company is reviewing its policies and processes to ensure compliance with the requirements in this Update, upon adoption, and assessing the impact this standard will have on its operations and financial results.

5. Revenues

Revenue from contracts with customers includes commission revenues and 12b-1 fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following tables show revenues disaggregated by category:

Commissions	
Sales Based	$ 18,744,814
Trailing	63,759,193
Other revenues	15,867
Total revenues	**$ 82,519,874**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions by acting as the pass through entity for commissions paid to broker dealers for the registered products issued by related parties and ZALICO. As a result, the commission revenues are offset by commission expense, except for commissions related to 12b-1 fees. The Company does not open or maintain customer accounts.

Commission revenues for the registered products may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement by the related parties or ZALICO.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement, and is recognized on the trade date.

Trailing commissions, including renewal commissions and 12b-1 fees, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully

constrained until the amount is determinable due to the investor holding the policy or shares for a given period.

Other Revenues

Other revenues primarily include investment income derived from interest income on the Company's money market account.

6. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2018 under this agreement, which are included in "Other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Comprehensive Income), arise from these transactions as well as income taxes payable under the tax allocation agreement with PLC.

The Company earned all of its commissions from affiliated life insurance companies, excluding $4.7 million of commissions from ZALICO and $4.7 million of 12b-1 fees, during the year ended December 31, 2018.

7. Income Taxes

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018.

There were no temporary differences at December 31, 2018, and therefore, no resulting deferred tax assets or liabilities were recorded by the Company as of that date.

The income tax expense for the year ended December 31, 2018 was as follows:

Federal	
Current	$ 867,958
State	
Current	284,095
	$ 1,152,053

The actual income tax expense for 2018 differed from the expected tax expense due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 21% to income before income tax expense.

Computed expected tax expense	927,608
Differences between expected and actual tax	
State tax, net of federal benefit	224,435
Non-deductible expenses	10
Total actual tax expense	1,152,053

The Federal income tax payable of $342,950 represents accrued federal income taxes, per the tax sharing agreement, not yet settled with PLC. The state income tax receivable of $156,967 represents certain tax payments that occurred in prior periods that were in excess of the Company's tax liability. The Company has elected not to receive a refund, but to apply these amounts toward future tax liabilities.

As of December 31, 2018, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2014.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had computed net capital of $6.6 million, which was $6.3 million in excess of its minimum required net capital of $0.3 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2018 was 0.57 to 1. As of and for the year ended December 31, 2018, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

9. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, may from time to time be involved in such matters. Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to

have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

10. Subsequent Events

The Company has evaluated events subsequent to December 31, 2018, and through the financial statement issuance date of February 28, 2019. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018 — Schedule I

Net Capital		
Total stockholder's equity	$	6,939,696
Deductions and/or charges		
Nonallowable receivables		(348,213)
Net capital	$	6,591,483
Aggregate Indebtedness		
Items included in statement of financial condition		
Commissions payable	$	3,195,495
Due to affiliates		249,677
Federal income tax payable		342,950
Aggregate Indebtedness	$	3,788,122
Computation of Basic Net Capital Requirement		
Greater of 6-2/3% of aggregate indebtedness or $5,000	$	252,542
Excess net capital (net capital, less net capital requirement)	$	6,338,941
Ratio: Aggregate indebtedness to net capital		0.57 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2018 FOCUS Report.

Exemption Under Section (k)(1) has been Claimed

The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
Investment Distributors, Inc.

We have reviewed Investment Distributors, Inc.'s assertions, included in the accompanying Investment Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Birmingham, Alabama
February 28, 2019

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

Investment Distributors, Inc.
2801 Highway 280 South
Birmingham, AL 35223
Phone: 205-268-5559

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Rayburn E. Tennent, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rayburn E. Tennent Jr. 2/28/19

Signature Date

Financial Operations Principal

Title